UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.          )

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 206

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

76 Treble Cove Road, Bldg. 3

Billerica, Massachusetts 01862

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 206

1.	Names of Reporting Persons Raymond Nobu Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 104,711(1)
	8.	Shared Voting Power 2,384,874 (2)
	9.	Sole Dispositive Power 104,711 (1)
	10.	Shared Dispositive Power 2,384,874 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,489,585 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 1,500 shares of common stock, par value $0.001, of Agrify Corporation (“Common Stock”) held individually and (ii) up to 103,211 shares of Common Stock issuable upon exercise of stock options held by the reporting person that are exercisable within 60 days of the date hereof.

(2)	Consists (i) 2,361,538 shares of Common Stock held by RTC3 2020 Irrevocable Trust (“RTC3”), of which Mr. Chang retains the ability to remove the independent trustee, (ii) warrants to purchase 6,322 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof (but excluding warrants to purchase 4,618,101 shares of Common Stock that are held by RTC3 but that are not exercisable due to a 9.99% beneficial ownership limitation), (iii) 12,955 shares of Common Stock held by NXT3J Capital, LLC (“NXT3J”), an entity controlled by Mr. Chang, and (iv) options to purchase 4,059 shares of common stock that are held by Raymond Chang Jr., Mr. Chang’s son, that are exercisable within 60 days of the date hereof. Mr. Chang disclaims beneficial ownership with respect to the shares and warrants held by RTC3, the shares held by NXT3J and the options held by Raymond Chang Jr., in each case except to the extent of his pecuniary interest therein.

(3)	Based on 20,765,478 shares of Common Stock outstanding as of the date hereof, plus 113,592 shares of Common Stock issuable upon exercise of the warrants and options described in footnotes (1) and (2) above.

CUSIP No. 00853E 206

1.	Names of Reporting Persons RTC3 2020 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,367,860(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,367,860(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,367,860(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 2,361,538 shares of Common Stock held by RTC3, and (ii) warrants to purchase 6,322 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof (but excluding warrants to purchase 4,618,101 shares of Common Stock that are held by RTC3 but that are not exercisable due to a 9.99% beneficial ownership limitation).

(2)	Based on 20,765,478 shares of Common Stock outstanding as of the date hereof, plus 6,322 shares of Common Stock issuable upon exercise of the warrants described in footnote (1) above.

CUSIP No. 00853E 206

1.	Names of Reporting Persons NXT3J Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,955(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,955(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,955(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 12,955 shares of Common Stock held by NXT3J.

(2)	Based on 20,765,478 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 206

1.	Names of Reporting Persons Raymond Chang Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,059(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,059(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,059(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of options to purchase 4,059 shares of Common Stock held by Raymond Chang Jr. that are exercisable within 60 days of the date hereof.

(2)	Based on 20,765,478 shares of Common Stock outstanding as of the date hereof, plus 4,059 shares of Common Stock issuable upon exercise of the options described in footnote (1) above.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Agrify Corporation, a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 76 Treble Cove Road, Building 3, Billerica, Massachusetts 01862.

Item 2. Identity and Background.

This statement is filed by Raymond Nobu Chang (“Mr. Chang”), RTC3 2020 Irrevocable Trust (“RTC3”), NXT3J Capital, LLC (“NXT3J”), and Raymond Chang Jr. (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

Mr. Chang’s principal occupation is serving as a business executive and as Chairman of the Issuer’s Board of Directors. Raymond Chang Jr.’s principal occupation is Director of Business Development of the Issuer. The principal occupation of RTC3 and NXT3J is asset management.

Mr. Chang and Raymond Chang Jr. are each a citizen of the United States of America, and their principal business address is c/o Agrify Corporation, 76 Treble Cove Road, Building 3, Billerica, Massachusetts 01862. RTC3 is organized under the laws of the Massachusetts, and has a principal business address of c/o of Nutter McClennen & Fish, 155 Seaport Blvd, Boston, MA 02210. NXT3J is organized under the laws of the Delaware, and has a principal business address of 21 Sears Road, Brookline, MA 02445.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock held by NXT3J were acquired prior to the Issuer’s initial public offering with the working capital of NXT3J. 10,000 shares of Common Stock held directly by Mr. Chang were purchased using personal funds in open-market transactions on May 16, 2022 at a weighted average price of $26.00 per share, and 5,000 shares of common stock held directly by Mr. Chang were purchased using personal funds in open-market transactions on May 20, 2022 at a weighted average price of $25.00 per share.

RTC3 acquired 47,173 shares of Common Stock and warrants to purchase 12,644 shares of Common Stock prior to the Issuer’s initial public offering. RTC3 exercised 6,322 of such warrants on February 18, 2021 for an exercise price of $0.20 per share. RTC3 acquired 3,623 shares of Common Stock and warrants to purchase 2,717 shares of Common Stock (subject to a beneficial ownership limitation of 9.99%) as part of a private placement with the Issuer on January 28, 2022 at a combined purchase price of $69.00 per share of Common Stock and fraction of a warrant. RTC3 acquired 3,460 shares of Common Stock in open-market purchases on May 13, 2022 at a weighted average price of $26.296 per share. RTC3 acquired 2,307,692 shares of Common Stock and warrants to purchase 4,615,384 shares of Common Stock (subject to a beneficial ownership limitation of 9.99%) as part of an underwritten public offering completed by the Issuer on December 20, 2022, at a combined purchase price of $0.65 per share of Common Stock and two warrants. All purchases by RTC3 were made using trust assets.

No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, each Reporting Person may dispose of or acquire additional shares of the Issuer. Except as set forth above, no Reporting Person has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may receive additional stock option grants in the future as an employee and director of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Each Reporting Person is record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person’s cover sheet. Such percentage was calculated based on the 20,765,478 shares of Common Stock outstanding as of the date hereof. Notwithstanding the foregoing, Mr. Chang hereby disclaims beneficial ownership with respect to the securities held by NXT3J, RTC3 and Raymond Chang Jr. except to the extent of his pecuniary interest therein.

(b)	Regarding the number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See line 7 of each cover sheet.

(ii)	shared power to vote or to direct the vote: See line 8 of each cover sheet.

(iii)	sole power to dispose or to direct the disposition: See line 9 of each cover sheet.

(iv)	shared power to dispose or to direct the disposition: See line 10 of each cover sheet.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4, and 5 above is incorporated herein by reference.

In connection with the public offering completed by the Issuer on December 20, 2022, Mr. Chang entered into a lock-up agreement, pursuant to which he agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by him for a period ending on March 16, 2023.

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Lockup Agreement dated as of December 20, 2022.

Exhibit 2	Form of Warrant (filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as filed with the Commission on December 22, 2020, and incorporated herein by reference).

Exhibit 3	Form of Warrant (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on January 26, 2022, and incorporated herein by reference).

Exhibit 4	Form of Warrant (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on December 16, 2022, and incorporated herein by reference).

Exhibit 5	Joint Filing Agreement, dated as of December [ _], 2022, by and between Raymond Nobu Chang, RTC3 2020 Irrevocable Trust, NXT3J Capital, LLC and Raymond Chang, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2022

Raymond Nobu Chang

/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang

RTC3 2020 Irrevocable Trust

By:	/s/ Johanna Wise Sullivan
Name:	Johanna Wise Sullivan
Title:	Trustee

NXT3J Capital, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

Raymond Chang, Jr.

/s/ Raymond Chang, Jr.
Name:	Raymond Chang, Jr.